4: UNITED STATES SECURITIES AND EXCHANGE COMMISSION 6: 10:
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person*

          McCarthy              John                  Stephen

          (Last)                 (First)                  (Middle)

          8000 Maryland Avenue, Suite 1190

          (Street)

          St. Louis                 MO                   63105

          (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

          NetSolve, Incorporated. (NTSL)

  IRS Identification Number of Reporting Person, if an entity (Voluntary)

     4.   Statement for Month/Day/Year

              02/10/03

  If Amendment, Date of Original (Month/Day/Year)

  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        [ X ]  Director                                [   ]  10% Owner

        [   ]  Officer (give title below)     [   ]  Other (specify below)

  Individual or Joint/Group Filing (Check applicable line)

          [X]  Form filed by One Reporting Person

          [  ]  Form filed by More than One Reporting Person

Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/10/03		P		1,000	A	$5.50	31,000	I	Gateway Associates P/S Plan fbo John McCarthy U/A 12/31/91
Common Stock	02/10/03		P		1,000	A	$5.50	15,000	D	John S. McCarthy Rollover IRA
							TOTAL	449,760(1)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Over)
SEC 1474 (9-02)
(Form 4 (continued)

 Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-tive Securi-ty (Instr 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transac-tion Code (Instr 8)		5. Number of Deriva-tive Securi-ties Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Na-ture of Indi-rect Beneficial Owner-ship (Inst 4)
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Incentive Stock Option	$9.00	N/A		N/A		N/A		4/13/99	4/13/09	Common Stock	15,000		15,000	D
Non-Incentive Stock Option	$27.875	N/A		N/A		N/A		7/11/00	7/11/10	Common Stock	3,750		3,750	D
Non-Incentive Stock Option	$9.80	N/A		N/A		N/A		7/18/01	7/18/11	Common Stock	3,750		3,750	D
Non-Incentive Stock Option	$7.50	N/A		N/A		N/A		7/17/02	7/17/12	Common Stock	3,750		3,750	D
												TOTAL	26,250

Explanation of Responses:

(1) Consisting of (i) 43,765 shares of Common Stock held directly by Mr. McCarthy and (ii) 405,995 shares of Common Stock held indirectly by Mr. McCarthy.

/s/ F. Scott Austin                                                                                02/11/03
-----------------------------------------------------                                    -----------
**By: F. Scott Austin, Attorney-in-Fact                                                 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.